Exhibit 99.1

MEDIA RELEASE

Besra welcomes Vietnam Government decision on gold royalty

Toronto, Canada - 15 October 2013: Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (Frankfurt: OP6).

The Standing Committee of the National Assembly of Vietnam has for a second time returned a proposal to increase royalty rates on gold to the Ministry of Finance for further consideration citing concerns relating to foreign investment and Trans-Pacific Partnership Agreement negotiations.

The proposal, presented by the Ministry of Finance, sought to increase royalty rates on gold to 17% and included proposed increases for numerous other minerals. (See Besra Press Release dated 27 September 2013).

John Seton, CEO said, “The decision sends a welcome signal that Vietnam is mindful of foreign investors. The Company will continue to work with the government to show how it can increase Government revenue by increasing production. Reduced royalties will encourage new capital investment that will result in higher production and longer-life mines leading to sustainable increases in royalty revenue.”

John Seton, CEO further said that by his calculations, if the royalty was reduced to 9%, planned new capital expenditure would result in more than 20% production increases at Phuoc Son which would far exceed the revenue increase sought by a royalty increase.  A more attractive royalty regime would also potentially attract new investment by other international companies.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E: jim@besra.com,  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com

MEDIA RELEASE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.